United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Amazon.com, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Amazon.com, Inc.

RE: The case to vote FOR Item 15 on the 2024 Proxy Ballot (“Shareholder Proposal Requesting a Policy to Disclose Directors’ Political and Charitable Donations”).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 15 following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges fellow shareholders to vote FOR Item 15 (the “Proposal”) on Page 72 of the 2024 proxy ballot of Amazon.com, Inc. (“Amazon” or the “Company”). The Resolved clause states:

Shareholders request the Board adopt as policy, and amend the governing documents as necessary, to require director nominees to furnish the Company, in sufficient time before publication of the annual proxy statement, information about their political and charitable giving. The information would be most valuable if it contained:

•a list of his or her donations to federal and state political candidates, and to political action committees, in amounts that exceed $999 per year, for the preceding 10 years;

•a list of his or her donations to nonprofit (under all IRS categories) and charitable organizations, in amounts that exceed $1,999 per year, for the preceding five years.

Information that nominees provide to the Company shall be made conveniently available to shareholders and the public at the time the annual proxy statement is issued.

Introduction

As the Proposal states, viewpoint disagreements have intensified in recent years, and businesses are caught in the middle. While shareholders should expect a degree of issue engagement over matters that affect a firm’s operations and viability – like taxation and regulation – many companies get involved in contentious matters unrelated to those companies’ core businesses and are off-putting to many customers, often damaging their brands.

Too often companies have joined forces, or proclaimed support, for initiatives, issues and organizations that represent one-sided – and oftentimes counterfactual – perspectives. Under pressure from ideological activists, but also sometimes quite willfully, corporations unwisely weigh in on hotly debated political topics and/or breaking news events before all the evidence is fully revealed and completely understood. They either get caught up in, or intentionally stir up, a “rush to judgment.”

Past involvement with divisive issues

Following are just a few examples of either longstanding issues that have divided the public; news events that suddenly arose with accompanying rushes to judgment that were later found to be fallacious; or controversial organizations with a significant number of opponents – all of which numerous corporations have unwisely subjected their brands and reputations in support of:

•	In 2021 hundreds of companies (including

Amazon) signed an open letter that called for opposition to laws that allegedly “suppress voting rights,” including the Georgia Election Integrity Act, which is now a law that ensures improved election accountability.[1] Company executive Jay Carney, President Barack Obama’s former press secretary, said at the time on behalf of Amazon,

1 Valinsky, Jordan. “Amazon, Google, GM, Starbucks and hundreds of companies join to oppose voting restrictions,” CNN.com, April 14, 2021. See https://www.cnn.com/2021/04/14/business/voting-letter-restrictions/index.html.

“It has been fifty-six years since the Voting Rights Act became law, yet efforts to disenfranchise black people and other minorities continue to this day.”2 Many leaders called the law “unacceptable” and “a step backwards,” while the President of the United States likened the law to “Jim Crow in the 21st century.”3

The results of the Election Integrity Act were seen in the 2022 elections, with it being the “most successful election in history,” as early voting tripled relative to 2018, and it became “easier for citizens to vote and harder to cheat.”4 5 For example, stuffing of unattended ballot boxes during early voting periods, and vote-counting in the dead of night after precinct monitors were dismissed, was made illegal.

•In 2020 Amazon pledged at least $27 million to “organizations supporting justice and equity,” including unspecified amounts to the Marxist Black Lives Matter Global Network Foundation (BLM), following the violence that plagued American cities after the death of George Floyd.6 7 This followed a tweet posted on the Company’s account in May 2020, which stated, “The inequitable and brutal treatment of Black people in our country must stop. Together we stand in solidarity with the Black community – our employees, customers, and partners – in the fight against systemic racism and injustice.”8

One month later, Amazon Chairman Jeff Bezos responded to a customer who had stated that “All Lives Matter,” by saying he disagreed with him. Representing the company, Mr. Bezos said, in part, “Black Lives Matter speaks to racism and the disproportionate risk that black people face in our law enforcement and justice system,” and that “my stance won’t change.”

Two years later Amazon’s stance did change,
removing BLM from the Amazon Smile donation program over lack of transparency

2 Manskar, Noah. “Amazon joins major companies slamming GOP-led voting laws,” New York Post, April 2, 2021. See https://nypost.com/2021/04/02/amazon-joins-major-companies-slamming-gop-led-voting-laws/.

3 Mittelstadt, Natalia. “Iconic brands that slammed Georgia election law have egg on face amid state’s record voter turnout,” Just the News, November 16, 2022. See https://justthenews.com/politics-policy/elections/corporations-bet-against-georgia-election-integrity-law-and-lost-amid.

4 Brown, Spencer. “Coca-Cola gets trolled in Georgia for Lying about election integrity law,” Townhall, December 6, 2022. See https://townhall.com/tipsheet/spencerbrown/2022/12/05/coca-cola-gets-trolled-in-georgia-for-lying-about-election-integrity-law-n2616773.

5 “Myth v. fact: Georgia’s election integrity act,” Senate Republican Policy Committee, June 23, 2022. See https://www.rpc.senate.gov/policy-papers/myth-v-fact-georgias-election-integrity-act.

6 “Amazon donates $10 million to organizations supporting justice and equity,” Amazon.com, July 14, 2020. See https://www.aboutamazon.com/news/policy-news-views/amazon-donates-10-million-to-organizations-supporting-justice-and-equity.

7 “These ‘Fortune 500’ Companies Donated to The Marxist, Anti-Capitalism Black Lives Matter Foundation,” The Federalist, July 13, 2020. See https://thefederalist.com/2020/07/13/these-fortune-500-companies-donated-to-the-marxist-anti-capitalism-black-lives-matter-foundation/.

8 See https://twitter.com/amazon/status/1267140211861073927.

regarding the fundraising and spending of millions of dollars.9 The total amount the Company wasted on the BLM organization is still unknown to shareholders, but it took two years for executive leadership and the board of directors to at least partially see that this Marxist group – and indeed the phony, destructive “defund-the-police” movement – for what it was.

National Legal and Policy Center exposed the fraud that is BLM,10 showing that its leaders collected tens of millions of dollars from “white-guilt” donations by corporations like Amazon, which the BLM grifters then spent on several multi-million-dollar mansions.11

In May 2022 it was also revealed that BLM used $32 million of that money to buy stocks.[12] Also, BLM in December 2021 called for blacks to avoid white-owned businesses during Christmas shopping season,[13] and has long exhibited an anti-Semitic streak.[14] This all comes despite allegations that BLM has “intimidated the leaders of some of America’s largest corporations into paying fealty to its harmful and deceptive narrative.”[15] The calls by BLM to defund the police “directly contributed to the spike (in murders of African Americans during 2020)”[16] and led to an “uprising that destroyed many of our cities’ downtowns.”[17] [18] This included, disastrously, Amazon’s home of Seattle.[19]

9 Kerr, Andrew. “Amazon boots Black Lives Matter off AmazonSmile as scrutiny intensifies,” Washington Examiner, Feb. 16, 2022. See https://www.washingtonexaminer.com/news/1378229/amazon-boots-black-lives-matter-off-amazonsmile-as-scrutiny-intensifies/.

10 Flaherty, Peter. “Another Black Lives Matter Mansion; More IRS Violations,” National Legal and Policy Center, April 5, 2022. See https://nlpc.org/featured-news/another-black-lives-matter-mansion-more-irs-violations/.

11 Schoffstall, Joe. “BLM co-founder Patrisse Cullors says group flooded with ‘White guilt money’,” FoxNews.com, May 16, 2022. See https://www.foxnews.com/politics/blm-patrisse-cullors-group-flooded-white-guilt-money.

12 Flaherty, Peter. “Black Lives Matter Bought $32 Million in Stocks,” National Legal and Policy Center, May 17, 2022. See https://nlpc.org/featured-news/black-lives-matter-bought-32-million-in-stocks/.

13 Nerozzi, Timothy. “BLM corporate donors silent on group’s call to boycott ‘white companies’,” FoxBusiness.com, Dec. 2, 2021. See https://www.foxbusiness.com/politics/blm-donors-silent-boycott-white-companies.

14 “Black Lives Matter Has Long History With Anti-Israel Activists,” National Legal and Policy Center, Nov. 6, 2023. See https://nlpc.org/featured-news/black-lives-matter-has-long-history-with-anti-israel-activists/.

15 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

16 Ibid.

17 Ibid.

18 “Shareholder proposal highlights Coca-Cola CEO’s hypocrisy,” National Legal and Policy Center, April 26, 2022. See https://www.nlpc.org/corporate-integrity-project/shareholder-proposal-highlights-coca-cola-ceos-hypocrisy/.

19 Rosenblatt, Lauren. “Citing crime concerns, Amazon pulls workers from office at former Macy’s in downtown Seattle,” Seattle Times, March 15, 2022. See https://www.seattletimes.com/business/citing-crime-concerns-amazon-pulls-workers-from-office-at-former-site-of-seattle-macys/.

Asked by Fox News about the skyrocketing crime wave in the wake of BLM’s destructive “defund the police” advocacy, Amazon was mute.20 While many in middle America saw through the con right from the beginning, Princeton-educated Jeff Bezos fell for it hook, line and sinker.

•In its constant pursuit of paying excessively out of shareholder assets for electricity in its desire to address the anti-scientific climate hoax,21 Amazon repeatedly lies that it is closing in on powering its operations with “100 percent renewable energy.”22 This comes by peddling the fantasy that purchase of carbon dioxide offsets is the equivalent of eliminating those gases from the atmosphere. Even left-wing websites like Truthout refused to buy that narrative.23

Amazon, like every other major technology company, reaps billions of dollars in revenue from the operations of massive data centers situated all over the planet, to service their significant online and “cloud” services for customers. Were the companies to actually attempt to run them on “100 percent renewable” energy, they would grind to a halt almost instantly.

“Amazon is one of many companies making misleading claims about how their facilities and operations are powered,” said Travis Fisher, an economist who formerly worked for the Federal Energy Regulatory Commission. “Wind and solar power are expensive and unreliable energy sources and can’t be counted on to supply on-demand electricity.”24

But hey, Mr. Bezos bought himself some virtue-signaling stature with the purchase of Seattle’s KeyArena, and renamed it “Climate Pledge Arena,” so there’s that 25 – a bit of hollow positivity as the “Emerald City” turned into a crime-ridden, homeless-burdened hellhole.

•Amazon isn’t above censoring materials on its website either, preventing popular conservative writer Matt Walsh from advertising his children’s book “Johnny the

20 Colton, Emma. “Companies that loudly supported BLM fall silent when confronted with skyrocketing black murders,” Fox News, April 26, 2022. See https://www.foxnews.com/us/companies-that-loudly-supported-blm-fall-silent-when-confronted-with-skyrocketing-black-murders.

21 Spencer, Dr. Roy W. “Net Zero CO2 Emissions: A Damaging and Totally Unnecessary Goal,” Roy Spencer, Ph.D., April 18, 2024. See https://www.drroyspencer.com/2024/04/net-zero-co2-emissions-a-damaging-and-totally-unnecessary-goal/.

22 “Amazon sets a new record for the most renewable energy purchased in a single year,” Amazon.com, Jan. 31, 2023. See https://www.aboutamazon.com/news/sustainability/amazon-sets-a-new-record-for-the-most-renewable-energy-purchased-in-a-single-year.

23 Cole, Nicki Lisa. “Why Is Apple Lying About Powering Its Data Centers With Renewable Energy?,” Truthout.org, Aug. 5, 2015. See https://truthout.org/articles/why-is-apple-lying-about-powering-its-data-centers-with-renewable-energy/.

24 Chesser, Paul. “Like Apple, Amazon’s Wind Energy Power Claim is 100-Percent Myth,” National Legal and Policy Center, Nov. 3, 2015. See https://archive.nlpc.org/2015/11/03/another-tech-companys-100-percent-renewable-myth-busted/.

25 Hatmaker, Taylor. “Amazon really just renamed a Seattle stadium ‘Climate Pledge Arena’,” TechCrunch.com, June 25, 2020. See https://techcrunch.com/2020/06/25/amazon-climate-pledge-arena/.

Walrus” on its site, because company employees found it to be “traumatic” and “problematic.”

The Company also refused to sell a book by conservative scholar Ryan Anderson titled When Harry Became Sally: Responding to the Transgender Moment, which argued that individuals who desire to change their biological sex need psychological treatment, not puberty blockers and sexual reassignment surgery. Amazon believes such arguments are not acceptable free speech on its platform.26

Following the move in February 2021, research by JusttheNews.com discovered that Amazon had changed its book content policy to reflect that the company “[doesn’t] sell certain content including content that we determine is hate speech … or other material we deem inappropriate or offensive.”

“Everyone agrees that gender dysphoria is a serious condition that causes great suffering,” Anderson tweeted at the time. “There is a debate, however, which Amazon is seeking to shut down, about how best to treat patients who experience gender dysphoria.”

Amazon has consistently blacklisted conservative viewpoints on a variety of issues. It also refused to allow advertising for Abigail Shrier’s book Irreversible Damage: The Transgender Craze Seducing Our Daughters. And in 2019, as National Legal and Policy Center reported, Amazon removed books that counsel those who want to leave the homosexual lifestyle.[27]

The censorship has extended to other topics. In February 2021, during Black History Month, Amazon Prime stopped streaming a widely acclaimed PBS documentary on conservative black Supreme Court Justice Clarence Thomas.

Amazon Web Services also shut down conservative-leaning social media website Parler after the events of Jan. 6th, 2021, after the phony allegation that the platform failed to prevent an alleged conspiracy to incite an “insurrection.”

Politically, Amazon’s censorship practices always seem to lean in favor of leftists and against conservatives.

26 Chesser, Paul. “Does Amazon’s Omnipotence Call for New Political Alliances?,” National Legal and Policy Center, March 15, 2021. See https://archive.nlpc.org/2021/03/15/does-amazons-omnipotence-call-for-new-political-alliances/.

27 Chesser, Paul. “Amazon Goes All-In on Speech Police Movement on Behalf of LGBTs,” National Legal and Policy Center, July 23, 2019. See https://archive.nlpc.org/2019/07/23/amazon-speech-police-lgbt/.

Other cautionary examples

Within the Proposal (limited to 500 words under SEC rules), we cite two outside examples of corporations whose bottom lines suffered due to inadvisable involvement in divisive political issues:

•

Consumers boycotted Bud Light following advertising efforts featuring transgender influencer Dylan Mulvaney. The backlash resulted in the brand losing its status as the best-selling beer in the United States.[28] Parent company Anheuser-Busch InBev lost 28 percent in pre-tax profit during the second quarter of 2023, and the situation worsened in Q3, resulting in another 29 percent drop in adjusted U.S. earnings.[29]

•Target Corporation featured “tuck-friendly” swimsuits designed for “transgender” individuals for “Pride month.”30 A backlash ensued; the company lost $10 billion in market value over ten days; and its stock price fell.31 Target’s quarterly sales fell for the first time in six years32 despite increased consumer spending during the period.33

Not included in the Proposal, but equally relevant, The Walt Disney Company unnecessarily involved itself in a divisive parental rights issue in Florida, a state critical to the company’s bottom line.34 That decision, and its ongoing placement of mature themes in children’s programming and content, contributed to several consecutive quarters of poor earnings.35

Perceptions

According to a Pew Research Center survey released in late April 2024, “Americans are more likely to think Big Tech companies support the views of liberals over conservatives than the other way around.”36 More:

28 https://www.theguardian.com/business/2023/jun/14/bud-light-loses-top-us-beer-spot-after-promotion-with-transgender-influencer

29 https://www.cnn.com/2023/10/31/investing/bud-light-anheuser-busch-earnings/index.html

30 https://nypost.com/2023/05/24/targets-reputation-takes-a-hit-after-pride-2023-collection/

31 https://nypost.com/2023/05/28/target-loses-10b-following-boycott-calls-over-lgbtq-friendly-clothing/

32 https://www.cnn.com/2023/08/16/investing/target-stock-earnings/index.html

33 https://www.reuters.com/markets/us/us-consumer-spending-july-surges-weekly-jobless-claims-fall-2023-08-31/

34 https://www.foxbusiness.com/politics/desantis-pushes-ceo-criticism-disney-fight-right-thing

35 https://www.reuters.com/business/media-telecom/disney-ceo-says-company-will-quiet-noise-culture-wars-analyst-2023-09-20/

36 Anderson, Monica. “Americans’ Views of Technology Companies,” Pew Research Center, April 29, 2024. See https://www.pewresearch.org/internet/2024/04/29/americans-views-of-technology-companies-2/.

More than four-in-ten U.S. adults (44%) think major technology companies support the views of liberals over conservatives. Far fewer – 15% – say these companies support conservative views over liberal ones….

Republicans widely believe that major tech companies have a pro-liberal bias. Fully 71% of Republicans say major technology companies support the views of liberals over conservatives. Much smaller shares believe these companies support the views of liberals and conservatives equally (22%) or favor conservative beliefs over liberal ones (6%).

As the Proposal points out:

Corporate underperformance can be avoided if directors exercise greater risk oversight objectively. ‘Amazon’s Board of Directors is responsible for the control and direction of the company,’37 but shareholders are uninformed about (board) members’ ideological and political views. Greater transparency is needed to allow shareholders to know whether our Board suffers partisan capture and therefore the group-think and ideological blinders that have cost some companies dearly in recent years.

As previously stated, nearly every politically-oriented or -tinged involvement or expression made in the name, or operations, of Amazon, has a pro-leftward tilt. A cursory review of federal-level political donations by the 13 current members of the Company’s board of directors38 shows that 12 of them are almost exclusively – and some quite heavily – donors to Democrat candidates, causes, and political action committees. Information was reviewed at OpenSecrets.org, which aggregates Federal Election Commission campaign data.39

Despite the Company’s claim that the Board oversees corporate management with its fiduciary responsibilities to shareholders as of primary concern, there is no distinction observed between the political ideology of directors – or even executive management – and how Amazon is run.

Conclusion

In light of the precedents of disastrous consequences to formerly beloved and respected brands such as Bud Light, Disney and Target, Amazon’s board should be more transparent about its present members and proxy nominees and their political perspectives, to determine whether they present a significant risk to the reputation, health and profitability of the company.

Brand destruction happened before, and it is still happening. It can happen again to even the most popular of brands.

Therefore, we urge stockholders to vote FOR Item 15 on Amazon.com, Inc.’s 2024 Proxy, requesting a Policy to Disclose Directors’ Political and Charitable Donations.

37 https://ir.aboutamazon.com/corporate-governance/documents-and-charters/guidelines-on-significant-corporate-governance-issues/default.aspx

38 “Officers and directors,” Amazon.com, viewed April 30, 2024. See https://ir.aboutamazon.com/officers-and-directors/default.aspx.

39 See https://www.opensecrets.org/; viewed April 30, 2024.

Photo credits:

Page 2 – Jay Carney, International Journalism Festival/Creative Commons

Page 3 – Jeff Bezos, jurvetson/Creative Commons

Page 4 – BLM riot in Minneapolis, Chad Davis/Creative Commons

Page 6 – Irreversible Damage cover

Page 7 – Dylan Mulvaney, YouTube screenshot

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding Amazon.com, Inc. – Item 15 – “Shareholder Proposal Requesting a Policy to Disclose Directors’ Political and Charitable Donations,” sponsored by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.